As filed with the Securities and Exchange Commission on September 26, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

Bayer Schering Pharma Aktiengesellschaft

(formerly Schering AG)

(Name of Subject Company (issuer))

Bayer Schering GmbH

(formerly Dritte BV GmbH)

Bayer Aktiengesellschaft

(Name of Filing Persons (offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

DE0007172009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

806585204

(CUSIP Number of Class of Securities)

Dr. Roland Hartwig

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

+49 (214) 3081195

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

With copies to:

Ward A. Greenberg

Cleary Gottlieb Steen & Hamilton LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

+49 69 97103 0

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$873,725,129.43	$93,488.59

____________________________________________
*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Regulation 240.0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,428,648 ordinary shares, no par value per share, of Schering AG, at a purchase price of EUR 89.36 per share in cash upon the expiration of the initial tender period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on November 28, 2006 of EUR 1 = $1.3162. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of November 24, 2006 (excluding shares held by Schering AG in treasury) and the number of shares owned by Bayer Schering GmbH as of November 24, 2006.

**

The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act, and Fee Advisory #5 for Fiscal Year 2006, is equal to $107.00 per million in value of the transaction, calculated by multiplying the transaction valuation by .000107.

☒

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$ 93,488.59	Filing Party:	Bayer Schering GmbH Bayer Aktiengesellschaft
	Form or Registration No.:	Schedule TO	Date Filed:	November 30, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 7 to Schedule TO (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as it may be amended and supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2006 by Bayer Schering GmbH (formerly Dritte BV GmbH), a limited liability company organized under the laws of the Federal Republic of Germany (the "Bidder") and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Bayer") and Bayer relating to the mandatory offer (Angebot auf angemessene Barabfindung) required pursuant to §305(1) of the German Stock Corporation Act, to purchase all of the issued and outstanding bearer shares, no par value (the "Shares"), including those Shares represented by American Depositary Shares ("ADSs"), of Bayer Schering Pharma Aktiengesellschaft (formerly Schering Aktiengesellschaft), a stock corporation organized under the laws of the Federal Republic of Germany ("Bayer Schering Pharma"), held by unaffiliated shareholders of Bayer Schering Pharma, at their request, at a purchase price of EUR 89.36 per Share in cash, with interest in the circumstances and at the rate described in the Offer Document, dated November 30, 2006 (the “Offer Document”). The terms and conditions of the mandatory offer (as it may be amended or supplemented from time to time, the "Mandatory Offer") are described in the Offer Document, a copy of which was originally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Tender and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

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Additional Disclosure and Amendments to the Offer Document

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer Document, are hereby amended and supplemented as follows:

“Effective September 25, 2008, the squeeze-out transfer of all remaining Schering Shares outstanding, held by the remaining Unaffiliated Schering Shareholders, to the Bidder, in exchange for a Squeeze-out Compensation of EUR 98.98 per Schering Share occurred by operation of German law upon the registration in the commercial register of the local court of Berlin-Charlottenburg, Germany of the squeeze-out resolution passed at the extraordinary general meeting of Schering AG on January 17, 2007. After effectiveness of the squeeze-out, the Bidder now holds 100% of the Schering Shares. Pursuant to the terms of the deposit agreement relating to the Schering ADRs (the "Deposit Agreement"), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), will convert the Squeeze-out Compensation of EUR 98.98 per Schering Share it receives for the Schering Shares represented by Schering ADSs into U.S. dollars. Holders of Schering ADSs may receive their pro rata share of the Squeeze-out Compensation in U.S. dollars by surrendering their Schering ADSs to the Depositary pursuant to and in compliance with the procedures set forth in the Deposit Agreement (including payment of any applicable fees, charges and expenses). Upon cancellation of the surrendered Schering ADSs, the Depositary will pay to the related holder thereof the applicable pro rata share of the Squeeze-out Compensation as converted into U.S. dollar net of any applicable fees, charges and expenses.

The Subsequent Tender Period has terminated by operation of law upon the effectiveness of the squeeze-out.

Bayer Schering Pharma Aktiengesellschaft intends to terminate the Deposit Agreement in accordance with the terms thereof at the earliest feasible date. In this case, the Depositary will send a notice of termination as provided in and pursuant to the Schering ADSs.”

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Additional Exhibits

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit thereto, which exhibit is filed as part of this Amendment:

(a)(5)(Q)	News Release, dated September 25, 2008

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2008

Bayer Aktiengesellschaft

By:	/s/ DR. ROLAND HARTWIG
Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ PETER MÜLLER
Name: Peter Müller
Title: Head of Corporate Finance

Bayer Schering GmbH

By:	/s/ DR.ARMIN BUCHMEIER
Name: Dr. Armin Buchmeier
Title: Managing Director

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